Mail Stop 6010

July 26, 2007

Mr. Jeffrey D. Capello
Senior Vice-President and Chief Financial Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, MA   02451

> **Re:** **PerkinElmer, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-05075**

Dear Mr. Capello:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant